UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

BLUEGREEN CORPORATION

(Name of the Issuer)

Bluegreen Corporation

BFC Financial Corporation

Woodbridge Holdings, LLC

BXG Florida Corporation

BBX Capital Corporation

Alan B. Levan

John E. Abdo

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

096231105

(CUSIP Number of Class of Securities)

Bluegreen Corporation Anthony M. Puleo Senior Vice President, Chief Financial Officer and Treasurer 4960 Conference Way North, Suite 100 Boca Raton, Florida 33431 (561) 912-8270	BFC Financial Corporation Alan B. Levan Chairman, Chief Executive Officer and President 401 East Las Olas Boulevard Suite 800 Fort Lauderdale, Florida 33301 (954) 940-4900

(Name, Address, and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

copy to:

Stephen K. Roddenberry Akerman Senterfitt, P.A. One Southeast Third Avenue 25th Floor Miami, Florida 33131-1714 (305) 374-5600	Alison W. Miller Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. 150 West Flagler Street Suite 2200 Miami, Florida 33130 (305) 789-3200

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$149,279,228	$20,362

(1)	For purposes of calculating the filing fee only, the transaction value was determined based upon the sum of (A) 14,778,599 shares of the issuer’s common stock multiplied by the merger consideration of $10.00 per share; and (B) 460,876 options to purchase shares of the issuer’s common stock multiplied by $3.24 per share (which is the difference between the $10.00 per share merger consideration and the $6.76 weighted average exercise price per share of the options).

(2)	The filing fee, calculated in accordance with Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2013, was determined by multiplying the Transaction Valuation by .0001364.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $20,295

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Party: Bluegreen Corporation

Date Filed: December 17, 2012

Amount Previously Paid: $18

Form or Registration No.: Schedule 14A— Revised Preliminary Proxy Statement

Filing Party: Bluegreen Corporation

Date Filed: January 22, 2013

Amount Previously Paid: $49

Form or Registration No.: Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3

Filing Party: Bluegreen Corporation and BFC Financial Corporation

Date Filed: February 21, 2013

INTRODUCTION

This Amendment No. 4 (this “Final Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “Schedule 13E-3”), is being filed with the Securities and Exchange Commission (the “SEC”) jointly by the following persons (collectively, the “filing persons”): (a) Bluegreen Corporation, a Massachusetts corporation (“Bluegreen”) and issuer of the common stock that is subject to the Rule 13e-3 transaction; (b) BFC Financial Corporation, a Florida corporation (“BFC”); (c) Woodbridge Holdings, LLC, a Florida limited liability company and wholly owned subsidiary of BFC (“Woodbridge”); (d) BXG Florida Corporation, a Florida corporation and wholly owned subsidiary of Woodbridge (“Merger Sub”); (e) BBX Capital Corporation, a Florida corporation (“BBX Capital”); (f) Alan B. Levan; and (g) John E. Abdo.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to report the results of the transaction that is the subject of this Schedule 13E-3. Except as set forth in this Final Amendment, all information in this Schedule 13E-3 remains unchanged.

The information contained in this Schedule 13E-3 concerning Bluegreen was supplied by Bluegreen, and the information contained in this Schedule 13E-3 concerning each filing person other than Bluegreen was supplied by each such filing person.

Item 15. Additional Information.

At a special meeting of Bluegreen’s shareholders held on March 28, 2013, Bluegreen’s shareholders approved the Agreement and Plan of Merger, dated as of November 14, 2012, by and among BFC, Woodbridge, Merger Sub and Bluegreen (the “Merger Agreement”).

On April 2, 2013, Bluegreen and Merger Sub filed Articles of Merger with the Secretary of State for the Commonwealth of Massachusetts and Articles of Merger with the Florida Department of State to effect the merger contemplated by the Merger Agreement (the “Merger”), pursuant to which Merger Sub was merged with and into Bluegreen, with Bluegreen continuing as the surviving corporation of the Merger and becoming a wholly owned subsidiary of Woodbridge.

Pursuant to the terms of the Merger Agreement, as a result of the Merger, each share of Bluegreen’s common stock, par value $0.01 per share, outstanding at the effective time of the Merger was canceled and (other than shares of Bluegreen’s common stock owned by BFC or Woodbridge, and shares of Bluegreen’s common stock owned by shareholders who duly exercised and perfected their appraisal rights in accordance with Massachusetts law) converted into the right to receive $10.00 in cash (the “Per Share Merger Consideration”), without interest and less any applicable withholding taxes. The shares of Bluegreen’s common stock owned by BFC and Woodbridge, which represented approximately 53% of the outstanding shares of such stock prior to the Merger, were canceled at the effective time of the Merger without any payment therefor. In addition, each option to acquire shares of Bluegreen’s common stock that was outstanding at the effective time of the Merger, whether vested or unvested, was canceled in exchange for the holder’s right to receive the excess, if any, of the $10.00 Per Share Merger Consideration over the exercise price per share of the option, without interest and less any applicable withholding taxes. Each Bluegreen restricted stock award that was outstanding at the effective time of the Merger, whether vested or unvested, converted into the right to receive, with respect to each share of Bluegreen’s common stock then subject to the award, the $10.00 Per Share Merger Consideration, without interest and less any applicable withholding taxes.

In connection with the financing of the Merger, on April 2, 2013, BBX Capital entered into a Purchase Agreement with BFC and Woodbridge (the “Purchase Agreement”). Pursuant to the terms of the Purchase Agreement, BBX Capital invested $71.75 million in Woodbridge contemporaneously with the closing of the Merger in exchange for a 46% equity interest in Woodbridge. BFC continues to hold the remaining 54% of Woodbridge’s outstanding equity interests.

As a result of the Merger, Bluegreen’s common stock ceased trading on the New York Stock Exchange (the “NYSE”) following the close of trading on April 2, 2013 and became eligible for delisting from the NYSE and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act. On April 4, 2013, the NYSE, at Bluegreen’s request, filed an application on Form 25 with the Securities and Exchange Commission (the “SEC”) to report that Bluegreen’s common stock is no longer listed on the NYSE. Bluegreen intends to file a Certification and Notice of Termination on Form 15 with the SEC in order to deregister its common stock under the Exchange Act and suspend Bluegreen’s reporting obligations under the Exchange Act as soon as practicable following the effective date of the Form 25.

Item 16. Exhibits.

(a)(1)	Not applicable

(a)(2)(i)	Bluegreen’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on February 21, 2013 (incorporated by reference to such filing)

(a)(2)(ii)	Form of Proxy Card (incorporated by reference to the Proxy Statement)

(a)(2)(iii)	Letter to Bluegreen’s Shareholders (incorporated by reference to the Proxy Statement)

(a)(2)(iv)	Notice of Special Meeting of Bluegreen’s Shareholders (incorporated by reference to the Proxy Statement)

(a)(3)(i)	Joint Press Release issued by BFC and Bluegreen, dated November 15, 2012 (incorporated by reference to Exhibit 99.1 to Bluegreen’s Current Report on Form 8-K, filed with the SEC on November 15, 2012)

(a)(4)	Not applicable

(a)(5)(i)	Bluegreen’s Current Report on Form 8-K, filed with the SEC on November 15, 2012 (incorporated by reference to such filing)

(b)(1)	Letter Agreement between BBX Capital and BFC (incorporated by reference to Annex D of the Proxy Statement)

(b)(2)	Purchase Agreement, dated as of April 2, 2013, by and among Woodbridge, BBX Capital and BFC (incorporated by reference to Exhibit 10.1 to BFC’s Current Report on Form 8-K, filed with the SEC on April 5, 2013)

(c)(1)	Opinion of Cassel Salpeter & Co., LLC, dated November 14, 2012 (incorporated by reference to Annex B of the Proxy Statement)

(c)(2)	Presentation Materials, dated November 14, 2012, provided to the special committee of the board of directors of Bluegreen Corporation by Cassel Salpeter & Co., LLC*

(c)(3)	Opinion of Allen C. Ewing & Co., dated November 14, 2012*

(c)(4)	Presentation Materials, dated November 6, 2012, provided to the special committee of the board of directors of Bluegreen Corporation by Cassel Salpeter & Co., LLC*

(c)(5)	Opinion of Cassel Salpeter & Co., LLC, dated November 11, 2011 (incorporated by reference to Annex C of the Joint Proxy Statement/Prospectus which forms a part of the Registration Statement on Form S-4 of BFC Financial Corporation and Schedule 14A of Bluegreen Corporation, filed with the SEC on May 16, 2012)

(c)(6)	Opinion of JMP Securities LLC, dated November 10, 2011 (incorporated by reference to Annex B of the Joint Proxy Statement/Prospectus which forms a part of the Registration Statement on Form S-4 of BFC Financial Corporation and Schedule 14A of Bluegreen Corporation, filed with the SEC on May 16, 2012)

(d)(1)	Agreement and Plan of Merger, dated November 14, 2012, by and among BFC, Woodbridge, Merger Sub and Bluegreen (incorporated by reference to Annex A of the Proxy Statement)

(d)(2)	Articles of Amendment to BFC’s Amended and Restated Articles of Incorporation, dated April 4, 2012 (incorporated by reference to Exhibit 3.1 to BFC’s Current Report on Form 8-K, filed with the SEC on April 4, 2012)

(d)(3)	Letter Agreement between BBX Capital and BFC (incorporated by reference to Annex D of the Proxy Statement)

(d)(4)	Purchase Agreement, dated as of April 2, 2013, by and among Woodbridge, BBX Capital and BFC (incorporated by reference to Exhibit 10.1 to BFC’s Current Report on Form 8-K, filed with the SEC on April 5, 2013)

(f)	Article 13 of the Massachusetts Business Corporations Act (incorporated by reference to Annex C of the Proxy Statement)

(g)	Not applicable

* Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BLUEGREEN CORPORATION

Date: April 5, 2013	By:	/s/ Anthony M. Puleo
	Name:	Anthony M. Puleo
	Title:	Senior Vice President, Chief Financial Officer and Treasurer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BFC FINANCIAL CORPORATION

Date: April 5, 2013	By:	/s/ Alan B. Levan
	Name:	Alan B. Levan
	Title:	Chairman, Chief Executive Officer and President

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WOODBRIDGE HOLDINGS, LLC

Date: April 5, 2013	By:	/s/ Alan B. Levan
	Name:	Alan B. Levan
	Title:	Chief Executive Officer and Manager

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BXG FLORIDA CORPORATION

Date: April 5, 2013	By:	/s/ Alan B. Levan
	Name:	Alan B. Levan
	Title:	Chief Executive Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BBX CAPITAL CORPORATION

Date: April 5, 2013	By:	/s/ Alan B. Levan
	Name:	Alan B. Levan
	Title:	Chairman and Chief Executive Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2013	/s/ Alan B. Levan
Alan B. Levan

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2013	/s/ John E. Abdo
John E. Abdo